UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

COMMISSION FILE NUMBER 1-11846

AptarGroup, Inc.

DELAWARE	36-3853103
(State of Incorporation)	(I.R.S. Employer Identification No.)

475 WEST TERRA COTTA AVENUE, SUITE E, CRYSTAL LAKE, ILLINOIS 60014

Andrew Gorman, 815-477-0424

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

SECTION 1.	CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

AptarGroup, Inc. (the “Company”) has filed a Conflict Minerals Report for the year ended December 31, 2014 with the Securities and Exchange Commission (the “SEC”).  The Company evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain “conflict minerals” as defined in applicable SEC rules. Based on the results of the Company’s good faith reasonable country of origin inquiry and due diligence efforts, we were unable to identify with reasonable certainty the country of origin of all the “conflict minerals” necessary to the functionality or production of such products or whether such materials came from recycled or scrap sources.

Item 1.02	Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2014 filed herewith as Exhibit 1.01, is available at www.aptar.com (see Corporate Statements on the Investors page). Information on the Company’s website shall not be deemed to be a part of, or incorporated into, this report.

SECTION 2.	EXHIBITS

Item 2.01	Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AptarGroup, Inc.
(Registrant)

By	/s/ ROBERT W. KUHN
Robert W. Kuhn
Executive Vice President,
Chief Financial Officer and Secretary
(Duly Authorized Officer and
Principal Accounting and Financial Officer)

Date: May 29, 2015